VEON Board member steps down Stephen Pusey steps down from VEON Board Amsterdam, 15 July 2021 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, today announced that Stephen Pusey has stepped down as a director from the VEON Board (the “Board”). Mr. Pusey, who has been on the Board since June 2020, will be focusing on other commitments. Gennady Gazin, Chairman of the Board, said: “We thank Steve, who is a recognized leader in the industry, for his many valuable contributions to the Company.” The Board intends to fill the vacancy created and this will be announced in due course. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com. Contact Information VEON Investor Relations Nik Kershaw ir@veon.com